UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34454

Shanda Games Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 1 Office Building No. 690 Bibo Road Pudong New Area Shanghai 201203 People’s Republic of China (8621) 5050-4740
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

Date: August 27,2012	By:	/s/ Zhang Xiangdong
	Name:	Zhang Xiangdong
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Shanda Games Reports Second Quarter 2012 Unaudited Results
99.2	Shanda Games Limited Announces Management Changes